ASX RELEASE | April 29, 2021 | ASX:PLL; NASDAQ:PLL

RESULTS OF SCHEME MEETING

Piedmont Lithium Limited (ASX: PLL; NASDAQ: PLL) (“Piedmont” or “Company”) is pleased to provide the following update on the status of its proposed re-domiciliation from Australia to the United States.
Piedmont shareholders have today approved, by the requisite majorities, the proposed scheme of arrangement pursuant to which it is proposed that Piedmont Lithium Inc. (Piedmont US) will acquire 100% of the shares in Piedmont (Scheme).
In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act 2001 (Cth), a detailed report of proxies received and the votes cast in respect to the resolution approving the Scheme is included as Appendix 1 to this announcement.

Although Piedmont shareholder approval has been obtained, the Scheme remains subject to a number of conditions as set out in the Scheme Implementation Deed (a full copy of which is disclosed within the scheme booklet, which is available on the ASX website at www.asx.com.au and on Piedmont's website at www.piedmontlithium.com), including:

•	Foreign Investment Review Board approval;
•	the Supreme Court of Western Australia approving the Scheme (Second Court Hearing);
•	the independent expert continuing to conclude that the Scheme is in the best interests of shareholders; and

•	the satisfaction or waiver of any remaining conditions prior to the Second Court Hearing.

Subject to these remaining conditions being satisfied or waived, implementation of the Scheme is expected to occur on May 17, 2021 (see indicative timetable below).
Notice of Second Court Hearing Date
The Second Court Hearing will be held at 9:00am (AWST) on May 5, 2021 at the Supreme Court of Western Australia at 28 Barrack Street, Perth, Western Australia. Further details regarding the Second Court Hearing are included as Appendix 2 to this announcement.
Indicative Timetable

Event	Date
Second Court Hearing	5 May 2021
Effective Date of the Scheme	6 May 2021
Last date of trading of Shares on ASX	6 May 2021
Trading in Piedmont US CDIs commences on a deferred basis on ASX	7 May 2021
Admission of Piedmont US CDIs on ASX	7 May 2021
Record Date for determining entitlements to the Scheme Consideration	10 May 2021
Implementation Date for the Scheme	17 May 2021
Delisting of Piedmont from the official list of ASX	17 May 2021
Admission of Piedmont US on Nasdaq	18 May 2021
First day of trading in Piedmont US Shares commences on Nasdaq	Expected to commence promptly following the Implementation Date
Dispatch of Holding Statements for Piedmont US CDIs issued as Scheme Consideration	18 May 2021

All dates are indicative only. Any changes to the above timetable will be announced to ASX.

Further information

If you require further information or have questions, please contact the please contact the Piedmont Scheme Information Line on 1300 218 182 (within Australia) or +61 3 9415 4233 (outside Australia) Monday to Friday between 8:30am and 5:00pm (AEDT).
This announcement has been authorized for release by the Company’s Company Secretary, Mr Gregory Swan.

For further information, contact:

Keith Phillips	Tim McKenna
President & CEO	Investor and Government Relations
T: +1 973 809 0505	T: +1 732 331 6457

Appendix 1: Results of Meeting

PIEDMONT LITHIUM LIMITED
SCHEME MEETING
Thursday, 29 April 2021

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth) and ASX Listing Rule 3.13.2.

Resolution Details		Instructions given to validly appointed proxies (as at proxy close)				Number of votes cast on the poll (where applicable)		Resolution Result
Resolution	Resolution Type	For	Against	Proxy’s Discretion	Abstain	For	Against	Abstain*	Carried / Not Carried
Resolution 1 – Approval of the Scheme	Special	414,279,316 (98.48%)	4,173,382 (0.99%)	2,264,683 (0.53%)	5,649,245	416,951,215 (99.01%)	4,173,382 (0.99%)	5,653,210	Carried
Number of shareholders voting on the poll
						For	Against	Abstain*
						1,179 (96.72%)	40 (3.28%)	-

* Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.

Appendix 2: Second Court Hearing – Scheme Notice

NOTICE OF HEARING TO APPROVE ARRANGEMENT

TO all members of Piedmont Lithium Limited ACN 002 664 495 (Piedmont).
TAKE NOTICE that at 9:00am (AWST) on 5 May 2021 at the Supreme Court of Western Australia, 28 Barrack Street, Perth, Western Australia, the Supreme Court of Western Australia will hear an application by Piedmont seeking the approval of an arrangement between the abovenamed company and its members, if agreed to by resolution to be considered by the members of Piedmont at a meeting of such members to be held on 29 April 2021 at Ground Floor, 28 The Esplanade, Perth, Western Australia at 10:00am (AWST) and electronically pursuant to the arrangements described in the notice convening the Scheme Meeting.
If you wish to oppose the approval of the arrangement, you must file and serve on the plaintiff a notice of appearance, in the prescribed form, together with any affidavit on which you wish to rely at the hearing. The notice of appearance and affidavit must be served on the plaintiff at its address for service at least one day before the date fixed for the hearing on the application.
The address for service of the plaintiff is Thomson Geer Lawyers Level 27, Exchange Tower, 2 The Esplanade, PERTH WA 6000.

4